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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                             APOGEE TECHNOLOGY, INC.
                             -----------------------
                                (Name of Issuer)

                                     COMMON
                                     ------
                         (Title of Class of Securities)

                                    03760F100
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 0376F100                     13G                     PAGE 2 OF 8 PAGES

 1. NAMES OF REPORTING PERSONS (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS) (ENTITIES ONLY)

     H.M. STEIN ASSOCIATES, HERBERT M. STEIN, GENERAL PARTNER

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   [ ]
     (b)   [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.  SOLE VOTING POWER              0

     6.  SHARED VOTING POWER      734,667

     7.  SOLE DISPOSITIVE POWER         0

     8.  SHARED DISPOSITIVE POWER 734,667

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         734,667

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  13.67%

12.  TYPE OF REPORTING PERSON:*  OO

*The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation, which has a 1% general partnership interest in H. M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H. M. Stein Associates.

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CUSIP NO. 03760F100                    13G                     PAGE 3 OF 8 PAGES


 1. NAMES OF REPORTING PERSONS (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS) (ENTITIES ONLY)

     HERBERT M. STEIN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.

     (a) [ ]
     (b) [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.  SOLE VOTING POWER        197,700

     6.  SHARED VOTING POWER      890,367

     7.  SOLE DISPOSITIVE POWER   197,700

     8.  SHARED DISPOSITIVE POWER 890,367

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,088,067

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  19.66%

12.  TYPE OF REPORTING PERSON:*  IN

     *With respect to 734,667 of these shares, Herbert M. Stein has shared voting and investment power but denies beneficial ownership of 91% of such shares. With respect to 100,000 of these shares owned by the Renee and Herbert M. Stein Charitable Foundation, Mr. Stein disclaims all beneficial ownership.

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Item 1(a).  NAME OF ISSUER:  APOGEE TECHNOLOGY, INC.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            129 Morgan Drive
            Norwood, Massachusetts 02062

Item 2(a).  NAME OF PERSON FILING:

            H. M. Stein Associates, Herbert M. Stein, General Partner Herbert M. Stein

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            71 Fairlee Road
            Waban, Massachusetts 02468

Item 2(c).  CITIZENSHIP:

            USA

Item 2(d).  TITLE OF CLASS OF SECURITIES:  Common

Item 2(e).  CUSIP NUMBER:  03760F100

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act.
            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.
            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act.

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            (e)  [ ]  An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E).

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)  [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.     OWNERSHIP

            This statement is being filed on behalf of H.M. Stein Associates and Herbert M. Stein.

     4.1    H.M. Stein Associates, Herbert M. Stein, General Partner

            (a)  Amount beneficially owned:  734,667

            The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation.
Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of such shares.

            (b)  Percent of class: 13.67%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:  0

                 (ii)  shared power to vote or to direct the vote:  734,667

                 (iii) sole power to dispose or to direct the disposition of:  0

                 (iv)  shared power to dispose or to direct the disposition of:
                       734,667

                                        5
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     4.2    Herbert M. Stein

            (a)  Amount beneficially owned:  1,088,067

            (b)  Percent of class:  19.66%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote: 197,700

                 (ii)  Shared power to vote or direct the vote: 890,367

                 (iii) Sole power to dispose or to direct disposition of:
                       197,700

                 (iv)  Shared power to dispose or to direct the disposition of:
                       890,367

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.

Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

* With respect to 734,667 of these shares, Herbert M. Stein has sole voting and investment power but denies beneficial ownership of 91% of such shares. With respect to 100,000 of these shares owned by the Renee and Herbert M. Stein Charitable Foundation, Mr. Stein disclaims all beneficial ownership.

                                        6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Herbert M. Stein

                                    By: /s/ Herbert M. Stein
                                    ------------------------

                                    Herbert M. Stein

                                    H. M. Stein Associates

                                    By: /s/ Herbert M. Stein
                                    ------------------------

                                    Herbert M. Stein

                                        7
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                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Apogee Technology, Inc., dated February 14, 2003 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934.

Dated: February 14, 2003

                                    H.M. STEIN ASSOCIATES.

                                    By: /s/ Herbert M. Stein

                                    Herbert M. Stein

                                    HERBERT M. STEIN

                                    By: /s/ Herbert M. Stein

                                    Herbert M. Stein

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